Exhibit 4.4

MEMORANDUM OF AGREEMENT Dated: 30th March 2005.	Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO)in 1956.
Code-name SALEFORM 1993
Revised 1966, 1983 and 1986/87.

FIRST ORIGINAL

Dermaga Shipping Co Ltd
hereinafter called the Sellers, have agreed to sell, and
Britannia Bulk S.A., Panama, a company fully guaranteed by Britannia Bulk Plc, London hereinafter called the Buyers, have agreed to buy

Name: M/V “ANTHEA Y”

Classification Society/Class: RINA

Built: 1984	By:	STOCZNIA SZCZECINSKA IM A WARSKIEGO, SZCZECIN, POLAND

Flag: Cyprus		Place of Registration: Limassol, Cyprus

Call Sign: P3JW8		Grt/Nrt: 21551/11066

Register Number: 166/1999

IMO No: 8107311

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.                          Purchase Price

USD 11,500,000 (United States Dollars eleven million five hundred thousand) less 1% (one per cent) Buyers’ address commission which to be deducted from 90% (ninety per cent) balance Purchase Price.

2.                          Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within three (3) banking days after the MOA is signed by the Sellers and the Buyers by fax. MOA is to be signed latest 3 working days after agreeing main terms. ~~from the date of this Agreement.~~ This deposit shall be placed with Bank of Scotland, Corporate Banking - Marine Finance, New Uberior House, 11 Earl Grey Street, Edinburgh EH39BN Swift Code: BOFSGB2L - Favour: Dermaga Shipping / Britannia Bulk S.A., Panama - A/c 89651USD15 Cover Via New York correspondent: Bank of New York, One Wall Street, New York NY 10286 USA SWIFT Code : IRVTUS3N - Account Number: 8033307269 - For account of Bank of Scotland International Services UK

Details of Sellers’ bank as follows : Stuart MacLachlan - Associate Director - Bank of Scotland - Marine Corporate - Telephone: 0131 659 0325 - Fax: 0131 659 0387 - E-mail: stuart_maclachlan@bankofscotland.co.uk - 1st Floor, New Uberior House, 11 Earl Grey Street, Edinburgh EH3 9BN and held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any bank charges ~~fee charged~~ for holding the said deposit shall be borne equally by the Sellers and the Buyers. Any bank charges of the Sellers bank to be for Sellers account. Any bank charges of the Buyers bank to be for Buyers account. Bank closing fees to be equally shared by the Buyers and the Sellers.

3.                          Payment

The 10% (ten per cent) deposit and 90% (ninety per cent) balance ~~said~~ Purchase Price shall be released to the Sellers at the time of delivery against presentation of delivery documents by the Sellers to the Buyers. The 90% (ninety percent) balance Purchase Price shall be paid by the Sellers to the Buyers in full free of bank charges to Bank of Scotland, Corporate Banking, Shipping Finance, 2nd Floor, 11 Earl Grey Street, Edinburgh EH39BN - Branch ; Intl Division Edinburgh - Sort Code : 80-20-11 - Swift Address : BOFSGB2SXXX - Account Number: 89651USD01 - IBAN Number: GB69BOFS80201389651101 - Favour : Dermaga Shipping Co Ltd - Corresponding Bank : Bank of New York, 1 Wall Str, New York 10286 - Swift Address: IRTVUS3N - Account n° 8033307269 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4.                          Inspections

a)*                  The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel ~~at/~~ in Lagos, Nigeria on 10th December 2004 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~b)*               The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~

~~The Sellers shall provide for inspection of the Vessel at/in~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The-Buyers shall inspect the Vessel without opening-up and without cost to the Sellers. During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*                            ~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.                        Notices, time and place of delivery

a)                       The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and movements after signing MOA by fax, and shall provide the Buyers with 15, 10, ~~and~~ days approximate notice and 7/5/3/1 day definite notice of the estimated time of arrival at the intended place of ~~drydocking/underwater inspection/~~ delivery. Immediately thereafter, When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

Should Buyers not take delivery within the 3 banking days from the day of receipt of Sellers’ Notice of Readiness, the Buyers shall pay to the Sellers the sum of USD 4,000 (four thousand U.S. Dollars) per day as liquidated damages, but such detention shall not exceed ten (10) days.

b)                        The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/ in China/Nanjing in the Sellers’ option.

Expected time of delivery: upon completion of her present Charter commitment, within April 1st/April 10th 2005 in Sellers option.

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): April 22nd, in Buyers option.

c)                         If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)                        Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.                          Drydocking/Divers Inspection

~~a)**           The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.-~~

b)**          (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their risk and expense to arrange for an underwater inspection by a diver approved by the RINA Classification Society prior to the delivery of the Vessel, with Class Surveyor, Buyers and Sellers’ representatives in attendance. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, i.e. visibility not sufficient or currents too strong to allow and underwater inspection, the Sellers at their expense are to arrange to move ~~shall make~~ the Vessel ~~available at~~ to a suitable alternative port/dock/anchorage ~~place~~ near to the delivery port to facilitate same as soon as possible.

It is understood that the costs of diver inspection and class surveyor fee will be for Buyers account if no damages found affecting class but otherwise the Sellers will have to pay such costs.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the

Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming.~~, but limited to a maximum of 14 running days~~.

Should divers inspection find damage to the Vessel’s underwater parts which results in recommendation imposed by class requiring the vessel to dry-dock immediately, then clause 6 to apply and the vessel to be dry-docked in accordance with the terms and conditions of the said clause. Further the cancelling date to be extended.

If in event present Class imposes a recommendation but the Vessel is not required to drydock before her next scheduled drydock, then Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to the class (which should be the direct cost of the repair of such damage) and to be based on the average of the two quotations given by two reputable independent repair yards at port of delivery/area, one appointed by the Sellers and one appointed by the Buyers. The amount as agreed shall be deducted from the balance of the purchase money at the time of delivery.

c)                         If the Vessel is drydocked pursuant to Clause ~~6 a) or~~ 6 b) above

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v) the Buyers shall have the right to attend the vessel and have the underwater parts of the Vessel cleaned and painted etc at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. Buyers’ work to be liaised with Sellers’ attending superintendents. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock, provided, of course, she is in all respects ready for delivery in accordance with the terms of this MOA, and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

**                     6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.                          Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ashore and on order. ~~and on shore.~~ All spare parts and spare equipment (used or unused) including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel from the moment when MOA will be signed ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property. ~~, but spares on order are to be excluded.~~ Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. All The radio installation and navigational equipment shall be included in the sale without extra payment. ~~if they are the property of the Sellers.~~ All broached/unbroached ~~Unused~~ stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), except of technical etc library. shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): oxygen / acetylene / gas bottles which are on hire and “mini-m satellite phone which is leased.

At the time of closing and vessel’s delivery, The Buyers shall take over the remaining bunkers and unused lubricating oils (which are defined as those lubricating oils which have not passed through the system and which are stored in storage tanks and/or in sealed drums) in storage tanks and ~~sealed~~ unbroached drums and pay the Sellers’ net purchase price ~~current net market price~~ (~~excluding~~ less any discounts and barging expenses) with latest supporting vouchers. ~~at the port and date of delivery of the Vessel.~~ Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.                          Documentation

The place of closing: Sellers nominated place in Piraeus.

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents to be mutually agreed. ~~, namely:.~~

Agreement on list of delivery documents to be reached during negotiations and same to be incorporated in the MOA or in Addendum, in case of delay, so as not to delay the lodging of the deposit.

Drafts of the delivery documents as appropriate to be faxed to Buyers in advance of delivery. Any disagreement on the list of documents not to affect the validity of the deal/agreement.

Sellers to assist Buyers and provide them with all information and original and copies of Certificates as may be reasonably required for Buyers registration purposes.

~~a)                       Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

~~b)                        Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c)                         Confirmation of Class issued within 72 hours prior to delivery.~~

~~d)                        Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e)                         Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f)                           Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

~~At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.~~

The Vessel’s plan drawings, instruction manuals, operating manuals, copies of the last log book including machinery log book, manuals, equipment and machinery, as they are on board to be delivered to the Buyers’ master. Similar technical documentation existing into the managers office to be delivered to the Buyers’ office at Svendborg, Denmark on Buyers expense after delivery.

9.                          Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, taxes, mortgages and maritime liens, maritime claims and / or any other debts and claims whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.                    Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.                    Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over in substantially the same condition as she was at the time of inspection in Lagos, Nigeria, fair wear and tear excepted.

However, the Vessel shall be delivered with her class fully maintained ~~without~~ free from ~~condition/~~recommendations*, free of average damage affecting the Vessel’s class, and with all her classification certificates and national and international trading certificates, as well as all other certificates the Vessel had at the time of inspection, clean and valid as required under her present flag, for a period of minimum three (3) months, and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery, and with all continuous survey cycles upto date at the time of delivery.

Vessel to be delivered charter free with swept clean holds and free from any contract obligations, and free of stowaways.

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a). ~~or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*                            Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.                    Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.                    Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.                    Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.                    Buyers’ representatives

After this Agreement has been signed by both parties by fax and the deposit has been lodged, the Buyers have the right to place maximum three ~~two~~ representatives on board the Vessel at their sole risk and expense upto the time and place of delivering the Vessel. ~~upon arrival at on or about~~

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ usual letter of indemnity on/prior to their embarkation. Sellers shall provide accommodation and provisions as usual for their own crew with actual expenses.

16.                    Arbitration

a)*                  This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)*                 This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)*                  Any dispute arising out of this Agreement shall be referred to arbitration at                 , subject to the procedures applicable there.~~

~~The laws of                      shall govern this Agreement.~~

~~*                            16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.~~

Clause 17.

Any taxes, fees and expenses connected with the closing of the Sellers register, Sellers crew repatriation and all port charges on arrival and until delivery of the Vessel shall be for the Sellers’ account.

Any taxes, fees and expenses connected with the purchase and registration under Buyers’ flag shall be for the Buyers’ account including all port charges following delivery.

Clause 18.

Sellers to provide a letter stating that to the best of their knowledge, the Vessel is not blacklisted by the Arab boycott league in Damascus or any other nation or organisation.

Clause 19.

This deal/negotiation to be kept strictly private and confidential by all parties concerned.

THE SELLERS	THE BUYERS

/s/ Theo Baltatais	/s/ C.J. Hanson
Theo Baltatais As per authority

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

ADDENDUM NO.1
DATED 1st APRIL, 2005
TO
A MEMORANDUM OF AGREEMENT
DATED 30th March 2005 (THE “MOA”)
FOR MV “ANTHEA Y”
(THE “VESSEL”)

With reference to the aforementioned MOA made by and between DERMAGA SHIPPING CO. LIMITED, of Nicosia, Cyprus (hereinafter called the “Sellers”) and BRITANNIA BULK S.A., of Panama (hereinafter called the “Buyers”), the Sellers and the Buyers hereby mutually agree as follows:

In exchange for payment of the purchase price, the Sellers shall deliver to the Buyers on the delivery date the following documents:

1) Two original Legal Bills of Sale in Body Corporate form, evidencing the transfer of one hundred percent (100 per cent) shares in the vessel and stating that the vessel is free from all mortgages, encumbrances, maritime liens and other debts whatsoever legalised by the Cypriot Embassy - Maritime Section in Piraeus or legalised by a Certifying Officer in Cyprus and further legalised by Apostille.

2) Minutes of separate meetings of the Board of Directors and of the Shareholders of the Sellers, resolving the sale and transfer of the vessel to Buyers according to the terms of the MOA, appointing authorized signatories for the execution of the various delivery documents, to conclude the sale and perform the delivery of the vessel to the Buyers, duly legalized by a Certifying Officer in Cyprus and legalised by Apostille.

3) Power of Attorney issued by the Sellers, in accordance with the resolutions referred to under 2 above in favour of the authorised as above signatories of the Sellers’ various delivery documents authorising the conclusion of the delivery of vessel to the Buyers, legalized by a Certifying Officer in Cyprus and legalised by Apostille.

4) Protocol of Delivery and Acceptance in duplicate.

5) Original commercial invoice in duplicate stamped on the face of the invoice with the Sellers’ company seal and signed by an authorised signatory of the Sellers, covering the purchase price of the Vessel.

6) An original Certificate of Ownership and Encumbrances of the Vessel dated not more than 1 (one) banking day prior to Vessel’s delivery, evidencing the Sellers’ ownership of the Vessel and certifying that the Vessel is free from registered encumbrances, issued by the Cypriot Embassy - Maritime Section in Piraeus.

7) A recent original Good Standing Certificate of the Sellers issued by the Cypriot Embassy - Maritime Section in Piraeus.

8) Copy of the Memorandum and Articles of Association of the Sellers in English, certified as a true copy by an attorney-at-law.

9) Letter from the Sellers undertaking to deliver the vessel physically to the Buyers immediately after the purchase money is paid and certifying that the Vessel is free from all mortgages, encumbrances, maritime liens and other debts whatsoever at time of delivery.

10) Letter from the Sellers undertaking to provide the Buyers, within 30 days after delivery date of the Vessel, an Original Deletion Certificate, issued by the Cypriot Embassy - Maritime Section in Piraeus, evidencing deletion of the Vessel from the Cypriot register, naming the owners of the Vessel at the time of the Vessel’s deletion, which must exactly match with the Sellers’ name in the Bill of Sale, stating that the Vessel at time of delivery was free from encumbrances.

11) Letter from the Sellers stating the Vessel is not blacklisted by the Arab Boycott League in Damascus or any other nation or organisation.

12) Certificate issued by Vessel’s classification society dated not more than two (2) business days prior to Vessel’s delivery date, confirming that the Vessel is free from any recommendation as to class.

Buyers will deliver to the Sellers at the time of delivery the following documents :

1) Original Resolutions of the Shareholders and Directors of the Buyers, resolving purchase of the Vessel from the Sellers and appointing the various signatories to sign Buyers’ delivery documents and accept delivery of the vessel from the Sellers, duly notarised and apostilled or legalised by Panamanian authorities.

2) Original Power of Attorney issued in the name of the various signatories of the Buyers’ delivery documents, duly notarized and apostilled or legalised by Panamanian authorities.

3) Copy of Articles of Incorporation of the Buyers certified as true by a Notary Public.

All documents as stated above must be provided to Buyers in English language.

For the Sellers :	For the Buyers :
Dermaga Shipping Co. Ltd

/s/ Theo Baltatais	/s/ Stephen Charles Edmondson
Theo Baltatais	Stephen Charles Edmondson
As per authority.	Attorney in fact

ADDENDUM NO. 2
DATED 5th APRIL, 2005
TO
A MEMORANDUM OF AGREEMENT
DATED 30th MARCH 2005 (THE “MOA”)
FOR MV “ANTHEA Y”
(THE “VESSEL”)

With reference to the aforementioned MOA made by and between DERMAGA SHIPPING CO. LIMITED, of Nicosia, Cyprus (hereinafter called the “Sellers”) and BRITANNIA BULK S.A., of Panama (hereinafter called the “Buyers”), the Sellers and the Buyers hereby mutually agree as follows:

1) The vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage in Qingdao/China in Sellers’ option.

2) All other terms and conditions of the aforementioned MOA remain unaltered and in force.

For the Sellers :	For the Buyers :
Dermaga Shipping Co Ltd

/s/ Theo Baltatais	/s/ Stephen Charles Edmondson
NAME + TITLE	NAME + TITLE
Theo Baltatais	Stephen Charles Edmondson Attorney in Fact.

ADDENDUM NO. 3
DATED 15th APRIL, 2005
TO
A MEMORANDUM OF AGREEMENT
DATED 30th MARCH 2005 (THE “MOA”)
FOR MV “ANTHEA Y”
(THE “VESSEL”)

With reference to the aforementioned MOA made by and between DERMAGA SHIPPING CO. LIMITED, of Nicosia, Cyprus (hereinafter called the “Sellers”) and BRITANNIA BULK S.A., of Panama (hereinafter called the “Buyers”), the Sellers and the Buyers hereby mutually agree that in full and final settlement of all disputes under the aforementioned MOA the Sellers will deduct from the cost of the vessel’s bunkers and lubricants on delivery the amount of USD 25,000.00 ( United States Dollars Twenty Five Thousand Only).

All other terms and conditions of the aforementioned MOA remain unaltered and in force.

For the Sellers :	For the Buyers :
Dermaga Shipping Co. Ltd

/s/ Theo Baltatais	/s/ Stephen Charles Edmondson
NAME + TITLE	NAME + TITLE
Theo Baltatais	Stephen Charles Edmondson Attorney in Fact.